

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

<u>Via E-mail</u>
Glenda Dowie
President
APT Systems, Inc.
16904 76 Street
Edmonton, AB T5Z 3Z9
Canada

> **Re:** **APT Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2012**
> **File No. 333-181597**

Dear Ms. Dowie:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we noted the following deficiency:

1. Your financial statements did not meet the updating requirements of Rule 8-08 of Regulation S-X. In this regard, your financial statements for the quarter ended April 30, 2012 were due 135 days after January 31, 2012 (i.e. on June 14, 2012). Please update the financial statements and related information accordingly.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Kenneth Bart, Esq.
        Bart and Associates LLC